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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2012

Washington DC

123

SEC FILE NUMBER
8- 51355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Drive
(No. and Street)

St. Louis, MO 63146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Ragland
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates CPAs
(Name – *if individual, state last, first, middle name*)

9730 E Watson Road St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victoria L Ragland

Signature

President

Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Paula Cabezas
Commission # DD805738
Expires: JULY 14, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2011

Brian G. Toennies & Assoc.

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2011

CONTENTS

****
****
*****
***
*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITORS REPORT

Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2011 and the related statements of income, changes in stockholders equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies & Associates
February 21, 2012

Equity Investment Services, Inc.
Balance Sheet
December 31, 2011

ASSETS

	2011
Current Assets:	
Cash - Checking Account	$ 14,366
Total Cash and Equivalents	14,366
Commissions Receivable	1,950
Prepaid Taxes	0
Total Current Assets	16,316
Total Assets	$ 16,316

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011
Current Liabilities:	
Accrued Audit Fee	$ 820
Accounts Payable	0
Accrued NASD Fee	1,812
Total Current Liabilities	2,632
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	0
Accumulated Other Comprehensive Income	3,684
Total Stockholder's Equity	13,684
Total Liabilities and Stockholder's Equity	$ 16,316

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2011

	2011
Income:	
Commissions Earned	$ 29,862
Expenses:	
Commissions Paid	24,489
Licenses and Permits	2,060
Professional Fees	1,355
Insurance	729
Total Expenses	28,633
Income (Loss) from Operations	1,229
Other Income (Expenses)	
Interest and Dividends Income	3
Capital Gains	0
Other Income & (Expenses)	0
Realized Gains (Losses) on Securities	0
Net Income (Loss) Before Income Taxes	1,232
Provision for Income Taxes	0
Net Income (Loss)	1,232
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	0
Comprehensive Income (Loss)	$ 1,232

See Independent Auditors Report and Accompanying Notes

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Retained Earnings (Deficit)	Accum. Other Comprehensive Income	Total
Balance, Beginning of Year	$10,000	$0	$2,452	12,452
Comprehensive Income:				
Net Income (Loss)	0	0	1,232	1,232
Realized Gain on Securities	0	0	0	0
Common Stock Subscription	0	0	0	0
Retained Earnings, End of Year	$10,000	$0	$3,684	$13,684

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

	2011
Cash Flows From Operating Activities:	
Net Income (Loss)	$ 1,232
Adjustments to reconcile net income (loss) to net cash from operations:	
(Gain) Loss on Sale on Securities	
(Increase) Decrease in Commissions Receivable	(1,950)
(Increase) Decrease in Prepaid Expenses	
Increase (Decrease) in Accrued Expenses	710
Net Cash Provided By (Used In) Operating Activities	(8)
Cash Flows From Investing Activities:	
Purchase of Securities	0
Proceeds from Sale of Securities	0
Net Cash Provided By (Used In) Investing Activities	0
Net Increase (Decrease) in Cash	(8)
Cash and Cash Equivalents at Beginning of Year	14,374
Cash and Cash Equivalents at End of Year	$ 14,366

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2011

1. Summary of Significant Accounting Policies.

a. Company's Activities - The Company, located in St. Louis, Missouri, is an NASD Registered Broker/ dealer that offers a variety of financial products to its clients. The company's primary products are mutual funds and insurance contracts.
b. Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5000 in 2011. At December 31, 2011, the Company's net capital as defined by SEC Rule 15c3-1 was $8,398 in excess of minimum net capital required.

4. Securities.

The Company invests in variable annuities and mutual funds. At December 31, 2011, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2011, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2011 were $0.

Equity Investment Services, Inc
Notes to Financial Statement
December 31, 2011

5. Income Taxes

The income tax expense of the Company consists of the following:

	2011
Current Tax Expense:	
Federal	$0
State	0
Income Tax Expense	$0

Equity Investment Securitites, Inc has three prior years open for examination by taxing authorities. In addition to the current year, the fiscal years ended December 31, 2010, 2009, and 2008 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

6. Related Party Transactions

During the year Equity Investment Services paid commissions to an owner of the Company totaling $24,489.

7. Subsequent Events

Subsequent Events have been evaluated through February 21, 2012, which is the date the financial statements were issued. There are no events or transactions occuring after the balance sheet date required to be reported.

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2011

	2011
Total Ownership Equity from Statement of Financial Condition	$ 13,684
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 Days	0
Net Capital Before Haircuts on Securities Positions	13,684
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	13,398
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 8,398

Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net
Capital and the Unaudited FOCUS Report
December 31, 2011

	2011
Total Ownership Equity From Statement of Financial Condition-Unaudited	$ 13,684
Adjustments: Increase (Decrease)	
Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	13,684
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	13,684
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	$ 13,398

Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

See Independent Auditors Report

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 21, 2012

Board of Directors
Equity Investment Services, Inc.
1640 Pepperwood Drive
St. Louis, MO 63146

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Standard Stockbrokerage Co. Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc's management is responsible for the Standard Stockbrokerage Co. Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies
Certified Public Accountant

February 21, 2012

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 21, 2012

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

FINRA
Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attention: Herani Dansamo

Dear Mr. Dansamo

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission (2 copies)
Division of Market Regulation, Mail Stop 8031
100 F Steet, NE
Washington, DC 20549

FINRA
District Office
120 West 12th Street, Ste. 800
Kansas City, MO 64105

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 21, 2012

FINRA
Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attention: Herani Dansamo

Dear Mr. Dansamo

We have audited the balance sheet of Equity Investment Services, Inc. as of December 31, 2010 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Equity Investment Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:

   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission (2 copies)
Division of Market Regulation, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

cc: FINRA
District Office
120 West 12th Street, Ste. 800
Kansas City, MO 64105